ADIRA ENERGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

UNAUDITED

IN U.S. DOLLARS

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These unaudited interim consolidated financial statements for Adira Energy Ltd. have been prepared by the management of the Company in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The most significant of these accounting principles are set out in the December 31, 2010 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

ADIRA ENERGY LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2011	2010
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,882	$8,686
Restricted deposits	-	941
Accounts receivable	555	1,780
Other receivables and prepaid expenses	566	6,197
Consumables	254	507

Total current assets	10,257	18,111

NON-CURRENT ASSETS:
Restricted deposits	444	65
Property and equipment, net	609	415
Exploration and evaluation assets	38	19

Total non-current assets	1,091	499

Total assets	$11,348	$18,610

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$104	$7,093
Other accounts payable and accrued liabilities	400	280

Total current liabilities	504	7,373

EQUITY
Share capital	-	-
Additional paid-in capital	27,639	20,286
Accumulated deficit	(16,871)	(9,680)

Equity attributable to equity holders of the parent	10,768	10,606
Non-controlling interests	76	631

Total equity	10,844	11,237

Total liabilities and equity	$11,348	$18,610

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
In U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited
Revenues and other income:	$1,087	$887	$335	$750

Expenses:
Exploration expenses	3,941	905	2,036	892
General and administrative expenses *)	3,918	2,033	1,100	388
Impairment of exploration and evaluation assets	933	-	933	-

Total expenses	8,792	2,938	4,069	1,280
Operating loss	(7,705)	(2,051)	(3,734)	(530)
Financing income	34	-	14	-
Financing expense	(190)	(8)	(286)	(1)

Losses before income taxes	(7,861)	(2,059)	(4,006)	(531)

Tax benefit (tax expense)	(21)	(6)	7	(6)

Net loss and comprehensive loss	$(7,882)	$(2,065)	$(3,999)	$(537)

Net loss and comprehensive loss attributed to:

Equity holders of the parent	$(7,191)	$(2,065)	$(3,616)	$(537)
Non-controlling interests	(691)	-	(383)	-
	$(7,882)	$(2,065)	$(3,999)	$(537)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.07)	$(0.03)	$(0.04)	$(0.01)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	99,154,466	62,640,001	101,380,505	62,640,001

*) Includes share-based compensation	$887	$1,072	$169	$290

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share and per share data

		Attributable to equity holders
		of the parent
		Additional			Non-
	Share capital	paid in	Accumulated		controlling	Total
	Number	capital	deficit	Total	interests	equity

Balance as of January 1, 2011	90,140,001	20,286	(9,680)	10,606	631	11,237

Shares issued in private placement, net	10,483,871	**) 6,152	-	6,152	-	6,152
Share based compensation	-	887	-	887	-	887
Exercise of warrants and options	1,144,581	314	-	314	-	314
Investment by non-controlling interest	-	-	-	-	136	136
Net loss	-	-	(7,191)	(7,191)	(691)	(7,882)

Balance as of September 30, 2011 (unaudited)	101,768,453	$27,639	$(16,871)	$10,768	$76	$10,844

Balance as of January 1, 2010	62,640,001	$8,932	$(6,722)	$2,210	$-	$2,210

Share based compensation	-	1,072	-	1,072	-	1,072
Net loss	-	-	(2,065)	(2,065)	-	(2,065)

Balance as of September30, 2010 (unaudited)	62,640,00	$10,004	$(8,787)	$1,217	$-	$1,217

*)	Net of issuance expenses of $ 923.

**)	Net of issuance expenses of $ 472.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited
Cash flows from operating activities:

Net loss	$(7,882)	$(2,065)	$(3,999)	$(537)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Depreciation	72	1	33	1
Impairment of exploration and evaluation assets	933	-	933	-
Share-based compensation	887	1,072	169	290

	(5,990)	(992)	(2,864)	(246)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables	1,225	(553)	(110)	(480)
Decrease (increase) in other receivables and prepaid expenses	5,631	2	634	(23)
Decrease (increase) in consumables	253	(432)	(8)	55
Increase (decrease) in trade payables	(6,989)	106	(1,560)	(25)
Increase (decrease) in other accounts payable and accrued liabilities	120	236	(383)	293

Net cash used in operating activities	(5,750)	(1,633)	(4,291)	(426)

Cash flows from investing activities:
Purchase of property and equipment	(290)	(46)	(60)	(21)
Investment in exploration and evaluation assets	(928)	(7)	(282)	(4)
Decrease (increase) in restricted deposits	562	-	(374)	-

Net cash used in investing activities	(656)	(53)	(716)	(25)

Cash flows from financing activities:
Issue of share capital, net of issuance expenses	6,152	-	-	-
Exercise of warrants and options	314	-	264	-
Investment in equity of subsidiary by non- controlling interests	136	-	-	-

Net cash provided by financing activities	6,602	-	264	-

Increase (decrease) in cash and cash equivalents	196	(1,686)	(4,743)	(451)
Cash and cash equivalents at the beginning of the period	8,686	2,044	13,625	809

Cash and cash equivalents at the end of the period	$8,882	$358	$8,882	$358

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

These financial statements have been prepared in a condensed format as of September 30, 2011 and for the nine and three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2010 and for the year then ended and the accompanying notes ("annual financial statements").

b.

As reflected in the consolidated financial statements, as of September 30, 2011, the Company has an accumulated deficit of $16,871 and for the nine months ended September 30, 2011, the Company had negative cash flows from operations of $5,750. The Company is an early-exploration stage company and its existing funds and operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition.

There can be no assurance that the Company will be able to continue to raise funds from the above mentioned sources in which case the Company may be unable to meet its obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

c.	In July 2011, the Company waived its right to farm into the Notera license. The Company has therefore terminated all agreements with Coalbed Gas Hachula Ltd relating to the Notera License.

d.

In June 2011, the Company incorporated Adira Energy Holdings (Barbados) Ltd ("AEHB"), a Barbados Company, which is wholly owned by Adira Energy Holding Corp., as well as a subsidiary, Adira Energy Investments (Barbados) Ltd ("AEIB"), which is wholly owned by AEHB. AEIB is the beneficial owner of the option to acquire a 5% interest in each of the Sara and Mira licenses, as described in Note 16c to the December 31, 2010 financial statements.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except as noted below:

IAS 34 - Interim Financial Reporting:

Pursuant to the amendment to IAS 34, new disclosure requirements were introduced to interim financial reporting regarding the circumstances that are likely to affect the fair value of financial instruments and their classification, the transfers of financial instruments between different fair value levels and changes in the classification of financial assets.

The amendment is applied retrospectively from January 1, 2011. The required disclosures have been included in the Company's financial statements.

b.	New IFRS standards that have been issued but are not yet effective:

IAS 19R - Employee Benefits:

In June 2011, the IASB issued IAS 19R. The principal amendments included in IAS 19R are:

Actuarial gains and losses will only be recognized in other comprehensive income and not carried to profit or loss.

The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated.

The return on the plan assets is recognized in profit or loss based on a discount rate used to measure the employee benefit liabilities, regardless of the actual composition of the investment portfolio.

The distinction between short-term employee benefits and long-term employee benefits will be based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

The cost of past services arising from changes in the plan will be recognized immediately.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 19R is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted.

The Company estimates that IAS 19R is not expected to have a material impact on its financial statements.

NOTE 3:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses during the period under review:

a.	Eitan:

The Company commenced drilling its first new well in January 2011. In accordance with the Company’s accounting policy, the Company capitalized $ 665 to Exploration and Evaluation Assets during the six months ended June 30, 2011.

Following a review and further analysis by the Company's geoscientists, in consultation with outside consultants, management concluded in November 2011 that commercial quantities of hydrocarbons are not present in the Eitan #1 well. Accordingly, no further drilling is planned on this well. Notwithstanding these findings, in order to identify potential drilling prospects in the Eitan license area, additional wells and/or additional seismic surveys may be obtained in the License areas.

As a result of the above, in the quarter ended September 30, 2011, the Company recorded a non-cash impairment charge arising from the write-down of exploration and evaluation assets of $ 933 (including exploration expenditures incurred in the third quarter of 2011 of $ 268).

b.	Off-shore licenses:

(1) Gabriella:

Exploration activities during the nine month period ended September 30, 2011 amounted to $ 1,011. The Company’s 15% interest ($ 152) is not included in the Company's accounts, as the Company is being carried by Modiin Energy for the Company's first $ 1,200 of exploration expenses. As of September 30, 2011, the cumulative amount of exploration expenditures carried by Modiin Energy totaled $ 1,172.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 3:	EXPLORATION AND EVALUATION ASSETS (Cont.)

(2)	Yitzhak:

The Company's proportionate share of the Yitzhak license is as follows:

	September 30,	December 31,
	2011	2010
	Unaudited	Audited
	U.S. dollars in thousands

Cash and cash equivalents	243	$-
Restricted cash	-	941
Prepaid expenses and other receivables	193	432

	$463	$1,373

	Nine
	months ended	Year ended
	September 30,	December 31,
	2011	2010
	U.S. dollars in thousands

Exploration expenses	$238	$883

(3)	Samuel:

The Company's proportionate share of the Samuel license is as follows:

	September 30,	December 31,
	2011	2010
	Unaudited	Audited
	U.S. dollars in thousands

Cash and cash equivalents	$167	$2,406

	Nine
	months ended	Year ended
	September 30,	December 31,
	2011	2010
	U.S. dollars in thousands

Exploration expenses	$2,849	$17

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 4:-	SHARE CAPITAL

a.	On February 15, 2011, the Company completed a private placement of 10,483,871 Common shares at a price of CND$ 0.62 per share for net proceeds of $ 6,152 (net of issuance expenses of $472).

b.	Stock Options

	(i)	During the nine months ended September 30, 2011, the Company granted 5,081,218 options to directors, officers and employees, of which 2,276,218 options were granted to the CEO.

	(ii)	A summary of the changes in the stock option plan during the nine months September 30, 2011 were as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Balance, January 1, 2011	5,659,000	0.39
Options granted	5,081,218	0.62
Options exercised	(527,811)	0.25
Options forfeited	(1,453,189)	0.46

Balance, September 30, 2011 (unaudited)	8,759,218	0.51

(iii)	The following table summarizes information about stock options outstanding and exercisable as of September 30, 2011:

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$ 0.29	$ 0.25	1,833,000	1,442,280	2.89
September 23, 2009	September 23, 2014	$ 0.22	$ 0.25	400,000	400,000	2.89
January 28, 2010	January 27, 2015	$ 0.55	$ 0.60	970,000	686,625	3.33
July 22, 2010	July 21, 2015	$ 0.25	$ 0.60	925,000	578,125	3.81
January 11, 2011	January 10, 2016	$ 0.65	$ 0.80	1,250,000	181,250	4.28
March 18, 2011	March 17, 2016	$ 0.58	$ 0.72	300,000	212,500	4.47
May 3, 2011	May 2, 2016	$ 0.51	$ 0.60	455,000	56,875	4.59
June 1, 2011	May 31, 2016	$ 0.42	$ 0.50	2,276,218	-	4.67
June 27, 2011	June 26, 2016	$ 0.41	$ 0.50	100,000	-	4.74
September 8, 2011	September 7, 2011	$ 0.40	$ 0.50	250,000	-	4.84

				8,759,218	3,556,655

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 4:-	SHARE CAPITAL (Cont.)

b.	Share purchase warrants:

The Company had share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	average exercise
	warrants	price

Balance as of January 1, 2011	19,558,145	$0.52
Warrants exercised	(616,770)	0.30
Warrants expired	(3,884,000)	0.50

Balance as of September 30, 2011 (unaudited)	15,057,375	$0.54

The following table summarizes information about warrants outstanding as of September 30, 2011 (unaudited):

		Exercise	Number of
Issue date	Expiry date	price	warrants

December 3, 2010	December 3, 2013	$ 0.55	13,750,000
December 3, 2010	December 3, 2013	$ 0.40	1,307,375

			15,057,375

On August 18, 2011, the Company extended the exercise date of 3,900,000 warrants issued to investors with an exercise price of $ 0.50 from August 31, 2011 to September 30, 2011, for no additional consideration.

NOTE 5:-	RELATED PARTY BALANCES AND TRANSACTIONS

During the nine month period ended September 30, 2011, the Company incurred $ 766 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (nine month period ended September 30, 2010 - $ 354).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands, except share and per share data

NOTE 6:-	SUBSEQUENT EVENTS

In early November 2011, a Memorandum of Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 ("the Memorandum of Law"), was published. The Memorandum of Law proposes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Memorandum of Law also proposes to raise the corporate tax rate to 25% in 2012. In view of the proposed increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased.

The Company believes that the approval by the Israeli Parliament of the Memorandum of Law as described above is not expected to have a material effect on the financial statements.

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